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                           August 16, 2021

       Chaim Lebovits
       Chief Executive Officer
       BRAINSTORM CELL THERAPEUTICS INC.
       1325 Avenue of Americas, 28th Floor
       New York, NY 10019

                                                        Re: BRAINSTORM CELL
THERAPEUTICS INC.
                                                            Registration
Statement on Form S-3
                                                            Filed August 9,
2021
                                                            File No. 333-258640

       Dear Mr. Lebovits:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at 202-551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jesse Nevarez